UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
Willbros Group, Inc.
(Name of Subject Company (Issuer))
Willbros Group, Inc.
(Name of Filing Persons (Offeror))
2.75% Convertible Senior Notes due 2024
(Title of Class of Securities)
969199AA6
969199AC2
(CUSIP Number of Class of Securities)
Robert R. Harl
President and Chief Executive Officer
Willbros Group, Inc.
4400 Post Oak Parkway, Suite 1000
Houston, Texas 77027
(713) 403-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
COPIES TO:
Robert J. Melgaard, Esq.
Mark D. Berman, Esq.
Conner & Winters, LLP
4000 One Williams Center
Tulsa, Oklahoma 74172
(918) 586-5711
(918) 586-8548 (Facsimile)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$59,357,000	$6,891.35

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.75% Convertible Senior Notes due 2024 (the “Notes”) is 100% of the principal amount of the Notes plus any accrued and unpaid interest, Additional Amounts and Additional Interest to, but not including, the purchase date. As of February 9, 2011, there was $59,357,000 aggregate principal amount of the Notes outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction. The filing fee was paid on February 10, 2011 in connection with the filing by Willbros Group, Inc. of the original Schedule TO.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.B

INTRODUCTORY STATEMENT
     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Willbros Group, Inc., a Delaware corporation (“Willbros,” the “Company” or “we”), on February 10, 2011 (the “Original Schedule TO”), as amended and supplemented by Amendment No. 1 thereto (“Amendment No. 1”) filed by Willbros on March 9, 2011 (the Original Schedule TO, as so amended and supplemented, the “Schedule TO”). The Schedule TO relates to Willbros’ obligation to purchase for cash its 2.75% Convertible Senior Notes due 2024 (the “Notes”) from each holder (each, a “Holder”) of the Notes pursuant to the requirements of the Indenture, dated as of March 12, 2004, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), BOKF, NA dba Bank of Texas (the “Trustee”), as successor in interest to The Bank of New York Mellon Trust Company, N.A. (as successor in interest to the preceding trustees) (such Indenture, as amended and modified by the First Supplemental Indenture thereto dated as of September 22, 2005, and the Second Supplemental Indenture thereto dated as of March 3, 2009, the “Indenture”), as set forth in the Company Notice to Holders of 2.75% Convertible Senior Notes due 2024 Issued by Willbros Group, Inc., dated February 10, 2011 (the “Company Notice”) and the related notice materials filed as exhibits to the Original Schedule TO (the Company Notice and such related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).
This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein. Except as specifically provided herein, the information contained in the Schedule TO and the Option Documents remains unchanged. This Amendment No. 2 should be read in conjunction with the Original Schedule TO, Amendment No. 1 and the Option Documents.
This Amendment No. 2 is the final amendment to the Schedule TO and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:
The right of Holders to surrender their Notes for purchase (the “Put Option”) by the Company pursuant to the Option Documents expired at 5:00 p.m., New York City time, on March 11, 2011. The Company has been advised by BOKF, NA dba Bank of Texas, as paying agent, that all of the Notes, with an aggregate principal amount of $59,357,000, were validly surrendered and not withdrawn. The aggregate purchase price for the Notes pursuant to the Put Option was $59,357,000. The Company has accepted for purchase all of the Notes validly surrendered and not withdrawn. Prior to 11:00 a.m. New York City time on March 16, 2011, the Company will deposit cash in payment of the purchase price with the Paying Agent for distribution to the Holders of such Notes. After the purchase of the Notes pursuant to the Put Option, none of the Notes will remain outstanding.

Item 12.	Exhibits.

(a)(1)(A)*	Company Notice to Holders of 2.75% Convertible Senior Notes due 2024, dated February 10, 2011.

(a)(1)(B)*	Form W-9

(a)(5)(A)*	Press Release issued by the Company on February 10, 2011.

(a)(5)(B)	Press Release issued by the Company on March 14, 2011.

(b)(1)*	Credit Agreement dated as of June 30, 2010, among Willbros United States Holdings, Inc., a subsidiary of the Company, as borrower, the Company and certain of its subsidiaries, as guarantors, the lenders from time to time party thereto, Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”), as Administrative Agent, Collateral Agent, Issuing Bank, Revolving Credit Facility Sole Lead Arranger, Sole Bookrunner and participating Lender, UBS Securities LLC (“UBS”), as Syndication Agent, Natixis, The Bank of Nova Scotia and Capital One, N.A., as Co-Documentation Agents, and Crédit Agricole and UBS as Term Loan Facility Joint Lead Arrangers and Joint Bookrunners, incorporated by reference to Exhibit 10 to the Company’s Form

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8-K dated June 30, 2010, filed July 7, 2010.

(b)(2)**	Amendment No. 1 to Credit Agreement dated as of March 4, 2011, among Willbros United States Holdings, Inc., a subsidiary of the Company, as borrower, the Company and certain of its subsidiaries, as guarantors, and certain lenders party to the Credit Agreement, incorporated by reference to Exhibit 10 to the Company’s current report on Form 8-K dated March 4, 2011, filed March 9, 2011.

(d)(1)*	Indenture (including form of note), dated as of March 12, 2004, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and JPMorgan Chase Bank, as Trustee, incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004.

(d)(2)*	Registration Rights Agreement, dated as of March 12, 2004, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and Bear Stearns & Co. Inc., CIBC World Markets Corp., Credit Lyonnais Securities (USA) Inc., incorporated by reference to Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004.

(d)(3)*	First Supplemental Indenture, dated as of September 22, 2005, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and JPMorgan Chase Bank, N.A., successor to JPMorgan Chase Bank, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated September 22, 2005, filed September 28, 2005.

(d)(4)*	Second Supplemental Indenture dated as of March 3, 2009, among Willbros Group, Inc., a Republic of Panama corporation, Willbros Group, Inc., a Delaware corporation, and The Bank of New York Mellon Trust Company, N.A. (as successor in interest to JPMorgan Chase Bank, N.A.), as trustee, incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated March 3, 2009, filed March 4, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on February 10, 2011.

**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on March 9, 2011.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLBROS GROUP, INC.
By:	/s/ Van A. Welch
	Name:	Van A. Welch
	Title:	Senior Vice President and Chief Financial Officer

Dated: March 15, 2011

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EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)*	Company Notice to Holders of 2.75% Convertible Senior Notes due 2024, dated February 10, 2011.

(a)(1)(B)*	Form W-9

(a)(5)(A)*	Press Release issued by the Company on February 10, 2011.

(a)(5)(B)	Press Release issued by the Company on March 14, 2011.

(b)(1)*	Credit Agreement dated as of June 30, 2010, among Willbros United States Holdings, Inc., a subsidiary of the Company, as borrower, the Company and certain of its subsidiaries, as guarantors, the lenders from time to time party thereto, Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”), as Administrative Agent, Collateral Agent, Issuing Bank, Revolving Credit Facility Sole Lead Arranger, Sole Bookrunner and participating Lender, UBS Securities LLC (“UBS”), as Syndication Agent, Natixis, The Bank of Nova Scotia and Capital One, N.A., as Co-Documentation Agents, and Crédit Agricole and UBS as Term Loan Facility Joint Lead Arrangers and Joint Bookrunners, incorporated by reference to Exhibit 10 to the Company’s Form 8-K dated June 30, 2010, filed July 7, 2010.

(b)(2)**	Amendment No. 1 to Credit Agreement dated as of March 4, 2011, among Willbros United States Holdings, Inc., a subsidiary of the Company, as borrower, the Company and certain of its subsidiaries, as guarantors, and certain lenders party to the Credit Agreement, incorporated by reference to Exhibit 10 to the Company’s current report on Form 8-K dated March 4, 2011, filed March 9, 2011.

(d)(1)*	Indenture (including form of note), dated as of March 12, 2004, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and JPMorgan Chase Bank, as Trustee, incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004.

(d)(2)*	Registration Rights Agreement, dated as of March 12, 2004, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and Bear Stearns & Co. Inc., CIBC World Markets Corp., Credit Lyonnais Securities (USA) Inc., incorporated by reference to Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed May 7, 2004.

(d)(3)*	First Supplemental Indenture, dated as of September 22, 2005, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and JPMorgan Chase Bank, N.A., successor to JPMorgan Chase Bank, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated September 22, 2005, filed September 28, 2005.

(d)(4)*	Second Supplemental Indenture dated as of March 3, 2009, among Willbros Group, Inc., a Republic of Panama corporation, Willbros Group, Inc., a Delaware corporation, and The Bank of New York Mellon Trust Company, N.A. (as successor in interest to JPMorgan Chase Bank, N.A.), as trustee, incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated March 3, 2009, filed March 4, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on February 10, 2011.

**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on March 9, 2011.

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